UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 9, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Aerotropolis Controlled Subsidiary – Atlanta, GA

On February 9, 2022, we directly acquired ownership of a “majority-owned subsidiary” FRIND-Aerotropolis, LLC (the “Aerotropolis Controlled Subsidiary”) for an initial purchase price of approximately $581,500 which is the initial stated value of our equity interest in the Aerotropolis Controlled Subsidiary (the “Aerotropolis East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Aerotropolis Controlled Subsidiary for an initial purchase price of approximately $5,233,500 (the “Aerotropolis Interval Fund Investment” and, together with the Aerotropolis East Coast Opportunistic REIT Investment, the “Aerotropolis Investment”). The Aerotropolis Controlled Subsidiary used the proceeds of the Aerotropolis Investment to acquire a fully leased industrial building containing approximately 201,989 square feet of net rentable area on an approximately 16-acre site located at 3435 Jonesboro Rd, Atlanta, GA 30354 (the “Aerotropolis Property”). The initial Aerotropolis East Coast Opportunistic REIT Investment was funded with proceeds from our Offering, and the closing of the initial Aerotropolis Investment and the Aerotropolis Property occurred concurrently.

The Aerotropolis Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Aerotropolis East Coast Opportunistic REIT Investment, we have authority for the management of the Aerotropolis Controlled Subsidiary, including the Aerotropolis Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total Aerotropolis Property purchase price, paid directly by the Aerotropolis Controlled Subsidiary.

The total purchase price for the Aerotropolis Property was approximately $30,415,000, or approximately $151 per rentable square foot. We anticipate soft costs, financing, and other fees of approximately $660,000 bringing the total projected project cost for the Aerotropolis Property to approximately $31,075,000. To finance the acquisition of the Aerotropolis Property, we secured a $24,600,000 senior loan with KeyBank with a six-month term and an interest rate based on the daily SOFR rate plus 1.5% interest rate. Additional financing may be pursued at a later date.

The Aerotropolis Property was delivered in 2020. It is 100% occupied by one tenant. We have budgeted for lease up costs in year five presuming the tenant vacates the property. Professional third-party property management will be installed to manage the Aerotropolis Property.

The Aerotropolis Property is located on approximately 16 acres of improved land at 3435 Jonesboro Road, Atlanta, GA, in Fulton County. The Aerotropolis Property is located in the South Airport submarket, is approximately 8 miles from core Atlanta, GA, 150 miles from Montgomery, AL, and 340 miles from Jacksonville, FL. The Aerotropolis Property is located less than one mile from I-75.

The following table contains underwriting assumptions for the Aerotropolis Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
Aerotropolis	6.5%	3.75%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: February 15, 2022